Exhibit 99.59

DIGIHOST ANNOUNCES $4 MILLION NON-BROKERED PRIVATE PLACEMENT

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, ON – February 12, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce a proposed non-brokered private placement financing of up to $4,000,000 (the “Offering”).

The Offering will consist of the sale of up to 4,938,272 common shares of the Company (“Shares”) at a price of $0.81 per Share. The Shares issued pursuant to the Offering will be subject to a statutory hold period of four months and one day in accordance with applicable securities laws.

Proceeds of the Offering, combined with Digihost’s existing capital resources, will be used by the Company to acquire the latest generation miners, increase capacity, reduce energy costs and for general working capital purposes. The Offering is subject to the receipt of all required corporate and regulatory approvals including the approval of the TSX Venture Exchange.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently hashing approximately 1.3 Bitcoins per day. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

Michel Amar, Chief Executive Officer

Email: michelamar@me.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes forward-looking statements that are subject to risks and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause the actual results of Digihost and its investee companies to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. All statements contained in this news release, other than statements of historical fact, are to be considered forward-looking. Although Digihost believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information. Digihost does not undertake to update any forward-looking information except in accordance with applicable securities laws.